Integrated Media Technology Limited

7/F, Siu On Centre

188 Lockhart Road

Wanchai, Hong Kong

October 17, 2018

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
USA

Attention: Gregory Dundas, Attorney Advisor

Dear Mr. Dundas:

Re:	Integrated Media Technology Limited Registration Statement on Form F-3 Filed: October 9, 2018 File No. 333-227741

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Integrated Media Technology Limited (the “Company”) hereby requests acceleration of its Registration Statement on Form F-3 (File No. 333-227741), so that it will become effective on October 19, 2018, at 4:30 p.m. (Washington D.C. time), or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Nathaniel Douglas at Baker McKenzie, the Company’s outside counsel, at (202) 835-4277.

Sincerely yours,

/s/ Herbert Ying Chiu Lee

Herbert Ying Chiu Lee

Chief Executive Officer